UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

China Digital TV Holding Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0005 per share

(Title of Class of Securities)

16938G 107 (1)

(CUSIP Number)

David Kimelberg

SoftBank Inc.

38 Glen Avenue

Newton, Massachusetts 02459

(617) 928-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one Ordinary Share.

13D

CUSIP No. 16938G 107	Page 2 of 12 Pages

1.	Names of reporting persons. SB ASIA INFRASTRUCTURE FUND L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,535,820 (1)
	8.	Shared voting power 0
	9.	Sole dispositive power 4,535,820 (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,535,820 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.67% (2)
14.	Type of reporting person (see instructions) PN

(1)	Consists of American Depositary Shares, each representing one Ordinary Share.
(2)	The percentages reported in this Schedule 13D are based upon 59,112,362 Ordinary Shares of the Issuer outstanding as of October 31, 2013, according to information provided by the Issuer.

13D

CUSIP No. 16938G 107	Page 3 of 12 Pages

1.	Names of reporting persons. SB ASIA PACIFIC PARTNERS L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,535,820 (3)(4)
	8.	Shared voting power 0
	9.	Sole dispositive power 4,535,820 (3)(4)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,535,820 (3)(4)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.67% (5)
14.	Type of reporting person (see instructions) PN

(3)	Consists of American Depositary Shares, each representing one Ordinary Share.
(4)	Solely in its capacity as the sole General Partner of SB Asia Infrastructure Fund L.P. (the “Fund”).
(5)	The percentages reported in this Schedule 13D are based upon 59,112,362 Ordinary Shares of the Issuer outstanding as of October 31, 2013, according to information provided by the Issuer.

13D

CUSIP No. 16938G 107	Page 4 of 12 Pages

1.	Names of reporting persons. SB ASIA PACIFIC INVESTMENTS LIMITED
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,535,820 (6)(7)
	8.	Shared voting power 0
	9.	Sole dispositive power 4,535,820 (6)(7)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,535,820 (6)(7)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.67% (8)
14.	Type of reporting person (see instructions) CO

(6)	Consists of American Depositary Shares, each representing one Ordinary Share.
(7)	Solely in its capacity as the sole General Partner of SB Asia Pacific Partners L.P., which is the sole General Partner of the Fund.
(8)	The percentages reported in this Schedule 13D are based upon 59,112,362 Ordinary Shares of the Issuer outstanding as of October 31, 2013, according to information provided by the Issuer.

13D

CUSIP No. 16938G 107	Page 5 of 12 Pages

1.	Names of reporting persons. ASIA INFRASTRUCTURE INVESTMENTS LIMITED
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,535,820 (9)(10)
	8.	Shared voting power 0
	9.	Sole dispositive power 4,535,820 (9)(10)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,535,820 (9)(10)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.67% (11)
14.	Type of reporting person (see instructions) CO

(9)	Consists of American Depositary Shares, each representing one Ordinary Share.
(10)	Solely in its capacity as the sole shareholder of SB Asia Pacific Investments Limited, which is the sole General Partner of SB Asia Pacific Partners L.P., which is the sole General Partner of the Fund.
(11)	The percentages reported in this Schedule 13D are based upon 59,112,362 Ordinary Shares of the Issuer outstanding as of October 31, 2013, according to information provided by the Issuer.

13D

CUSIP No. 16938G 107	Page 6 of 12 Pages

1.	Names of reporting persons. SB FIRST SINGAPORE PTE. LTD.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,535,820 (12)(13)
	8.	Shared voting power 0
	9.	Sole dispositive power 4,535,820 (12)(13)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,535,820 (12)(13)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.67% (14)
14.	Type of reporting person (see instructions) CO

(12)	Consists of American Depositary Shares, each representing one Ordinary Share.
(13)	Represents American Depositary Shares held directly by the Fund, the sole General Partner of which is SB Asia Pacific Partners L.P., the sole General Partner of which is SB Asia Pacific Investments Limited. The sole shareholder of SB Asia Pacific Investments Limited is Asia Infrastructure Investments Limited, which is controlled, in respect of its authority over SB Asia Pacific Investments Limited, by SB First Singapore Pte. Ltd.
(14)	The percentages reported in this Schedule 13D are based upon 59,112,362 Ordinary Shares of the Issuer outstanding as of October 31, 2013, according to information provided by the Issuer.

13D

CUSIP No. 16938G 107	Page 7 of 12 Pages

1.	Names of reporting persons. SOFTBANK CORP.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,535,820 (15)(16)
	8.	Shared voting power 0
	9.	Sole dispositive power 4,535,820 (15)(16)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,535,820 (15)(16)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.67% (17)
14.	Type of reporting person (see instructions) CO

(15)	Consists of American Depositary Shares, each representing one Ordinary Share.
(16)	Represents American Depositary Shares held directly by the Fund, the sole General Partner of which is SB Asia Pacific Partners L.P., the sole general partner of which is SB Asia Pacific Investments Limited. The sole shareholder of SB Asia Pacific Investments Limited is Asia Infrastructure Investments Limited, which is controlled, in respect of its authority over SB Asia Pacific Investments Limited, by SB First Singapore Pte. Ltd., the sole shareholder of which is SoftBank Corp.
(17)	The percentages reported in this Schedule 13D are based upon 59,112,362 Ordinary Shares of the Issuer outstanding as of October 31, 2013, according to information provided by the Issuer.

13D

CUSIP No. 16938G 107	Page 8 of 12 Pages

1.	Names of reporting persons. RONALD D. FISHER
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,535,820 (18)(19)
	8.	Shared voting power 0
	9.	Sole dispositive power 4,535,820 (18)(19)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,535,820 (18)(19)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.67% (20)
14.	Type of reporting person (see instructions) IN

(18)	Consists of American Depositary Shares, each representing one Ordinary Share.
(19)	Represents American Depositary Shares held directly by the Fund, the sole General Partner of which is SB Asia Pacific Partners L.P., the sole General Partner of which is SB Asia Pacific Investments Limited, of which Mr. Fisher is the sole director.
(20)	The percentages reported in this Schedule 13D are based upon 59,112,362 Ordinary Shares of the Issuer outstanding as of October 31, 2013, according to information provided by the Issuer.

13D

CUSIP No. 16938G 107	Page 9 of 12 Pages

This Amendment No. 4 amends the Schedule 13D filed by the reporting persons with the Securities and Exchange Commission (the “SEC”) on January 5, 2009 (the “Original 13D”), as amended by Amendment No. 1 filed with the SEC on February 3, 2009 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on March 17, 2009 (“Amendment No. 2”) and Amendment No. 3 filed with the SEC on November 15, 2013 (“Amendment No. 3”). Unless otherwise stated herein, the Original 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, remains in full force and effect. Terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

(a) As of the date hereof, each reporting person beneficially owns, in the aggregate, 4,535,820 Ordinary Shares, which represent, in the aggregate, beneficial ownership of approximately 7.67% of the total number of Ordinary Shares outstanding. The percentages reported in this Schedule 13D are based upon 59,112,362 Ordinary Shares of the issuer outstanding as of October 31, 2013, according to information provided by the Issuer.

(b)

	No. of shares beneficially owned	% of shares beneficially owned	Shares subject to sole voting power	Shares subject to shared voting power	Shares subject to sole dispositive power	Shares subject to shared dispositive power

The Fund (21)(28)(29)	4,535,820	7.67%	4,535,820	0	4,535,820	0

SB Asia Pacific Partners L.P. (the “GP”) (22)(28)(29)	4,535,820	7.67%	4,535,820	0	4,535,820	0

SB Asia Pacific Investments Limited (“SB Investments”) (23)(28)(29)	4,535,820	7.67%	4,535,820	0	4,535,820	0

Asia Infrastructure Investments Limited (“Asia Investments”) (24)(28)(29)	4,535,820	7.67%	4,535,820	0	4,535,820	0

SB First Singapore Pte. Ltd. (“SB Singapore”) (25)(28)(29)	4,535,820	7.67%	4,535,820	0	4,535,820	0

SoftBank Corp. (“SoftBank”) (26)(28)(29)	4,535,820	7.67%	4,535,820	0	4,535,820	0

Ronald D. Fisher (27)(28)(29)	4,535,820	7.67%	4,535,820	0	4,535,820	0

(21)	Listed shares held of record by the Fund.
(22)	Listed shares held of record by the Fund. The GP is the sole General Partner of the Fund.
(23)	Listed shares held of record by the Fund. SB Investments is the sole General Partner of the GP, which is the sole General Partner of the Fund.
(24)	Listed shares held of record by the Fund. Asia Investments is the sole shareholder of SB Investments. SB Investments is the sole General partner of the GP, which is the sole General Partner of the Fund.
(25)	Listed shares held of record by the Fund. Asia Investments is the sole shareholder of SB Investments. SB Investments is the sole General Partner of the GP, which is the sole General Partner of the Fund. Asia Investments is controlled, in respect of its authority over SB Investments, by SB Singapore.
(26)	Listed shares held of record by the Fund. Asia Investments is the sole shareholder of SB Investments. SB Investments is the sole General Partner of the GP, which is the sole General Partner of the Fund. Asia Investments is controlled, in respect of its authority over SB Investments, by SB Singapore. SoftBank is the sole shareholder of SB Singapore.
(27)	Listed shares held of record by the Fund. SB Investments is the sole General Partner of the GP, which is the sole General Partner of the Fund. Mr. Fisher is the sole director of SB Investments.

13D

CUSIP No. 16938G 107	Page 10 of 12 Pages

(28)	Consists of American Depositary Shares, each representing one Ordinary Share.
(29)	The percentages reported in this Schedule 13D are based upon 59,112,362 Ordinary Shares of the Issuer outstanding as of October 31, 2013.

(c) Except as set forth herein, the Reporting Persons do not have beneficial ownership of, and have not engaged in any transaction since the filing of Amendment No. 3 in, any Ordinary Shares. The Fund made the following open market sales of American Depositary Shares, each representing one Ordinary Share, which sales are reflected in the aggregate number of Ordinary Shares reported as beneficially owned by the Reporting Persons in this Amendment No. 4:

Date	Number of Shares Sold	Price per Share
2/27/2014	111,811	$3.0211
2/28/2014	82,472	$3.0045
3/3/2014	136,827	$3.0229
3/4/2014	204,230	$3.0655
3/5/2014	230,860	$3.0441
3/6/2014	233,849	$3.0642
3/7/2014	349,951	$3.0498

[signature page follows]

13D

CUSIP No. 16938G 107	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	March 10, 2014

SB ASIA INFRASTRUCTURE FUND L.P.
by SB Asia Pacific Partners L.P., its General Partner
by SB Asia Pacific Investments Limited, its General Partner

By:

/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	Director

SB ASIA PACIFIC PARTNERS L.P.
by SB Asia Pacific Investments Limited, its General Partner

By:

/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	Director

SB ASIA PACIFIC INVESTMENTS LIMITED

By:

/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	Director

ASIA INFRASTRUCTURE INVESTMENTS LIMITED

By:

/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	Director

13D

CUSIP No. 16938G 107	Page 12 of 12 Pages

SB FIRST SINGAPORE PTE. LTD.

By:

/s/ Joshua O. Lubov
Name:	Joshua O. Lubov
Title:	Director

SOFTBANK CORP.

By:

/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	Attorney-in-Fact

RONALD D. FISHER

/s/ Ronald D. Fisher
Name:	Ronald D. Fisher